Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

9 October 2015

PRIMA BIOMED RECEIVES GRANT FROM THE SAXONY DEVELOPMENT BANK

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), is pleased to announce that it has received approximately €306,000 (A$475,000) in grant funding from the European Union and the German Free State of Saxony. The grant, administered by the Sächsische AufbauBank (the Saxony Development Bank), relates to the past development work on the CVac™ therapy.

Since 2010 Prima has been collaborating on CVac with the Fraunhofer Institute of Cell Therapy and Immunology, a leading European cell therapy research centre located in Leipzig, supported by the Saxony Development Bank. This is the final tranche of funding to be received by Prima for CVac from this grant program.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8659 1880

www.primabiomed.com.au ABN: 90 009 237 889